Neovasc Inc.
(Formerly Medical Ventures Corp.)
UNAUDITED CONSOLIDATED
FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED
MARCH 31, 2009 AND 2008

(Expressed in Canadian Dollars)

NEOVASC INC. (Formerly Medical Ventures Corp.)

Notice of No Auditor Review of Interim Financial Statements

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the Interim Financial Statements, they must be accompanied by a notice that the financial statements had not been reviewed by an auditor.

The accompanying Unaudited Interim Consolidated Financial Statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company’s independent auditors have not performed a review of these Interim Consolidated Financial Statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of Interim Financial Statements by an entity’s auditors.

NEOVASC INC. (Formerly Medical Ventures Corp.)
Interim Consolidated Balance Sheets

	March 31,	December 31,
	2009	2008
	(Unaudited)
ASSETS

CURRENT
Cash and cash equivalents	$972,510	$2,498,439
Accounts receivable	335,694	470,200
Inventory (Note 6)	490,176	341,564
Prepaid expenses	58,635	52,356
	1,857,015	3,362,559
RESTRICTED CASH AND CASH EQUIVALENTS (Note 9)	50,000	50,000
RETIREMENT ASSETS (Note 7)	8,320	8,320
PROPERTY AND EQUIPMENT (Note 8)	1,375,259	1,399,644
	$3,290,594	$4,820,523

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$1,352,140	$1,218,405
Current portion of long-term debt	20,979	20,635
Current portion of repayable contribution agreement	-	-
	1,373,119	1,239,040
LONG-TERM DEBT (Note 9)	413,237	418,612
RETIREMENT LIABILITIES (Note 7)	8,964	8,964
	1,795,320	1,666,616

SHAREHOLDERS’ EQUITY

Share capital (Note 11)	58,608,621	58,607,066
Contributed surplus (Note 11)	4,522,856	4,436,804
Deficit	(61,636,203)	(59,889,963)
	1,495,274	3,153,907
	$3,290,594	$4,820,523

CONTINUING OPERATIONS (Note 2)
SUBSEQUENT EVENTS (Note 15)

APPROVED BY THE DIRECTORS:

(Signed) Alexei Marko
Alexei Marko, Director

(Signed) Steven Rubin
Steven Rubin, Director

See accompanying Notes to the Audited Consolidated Financial Statements

NEOVASC INC. (Formerly Medical Ventures Corp.)
Interim Consolidated Statements of Operations, Comprehensive Loss and Deficit
For the three months ended March 31

	2009	2008
	(Unaudited)	(Unaudited)
SALES (Note 13)
Product sales	$298,630	$404,863
Consulting services	56,854	28,622
	355,484	433,485
COST OF GOODS SOLD
including underutilized capacity of $13,958 (2008: $12,579)	149,760	208,260
GROSS PROFIT	205,724	225,225

EXPENSES
Selling	302,885	749,504
General and administration	750,829	538,285
Product development and clinical trials	876,780	621,745
Amortization	32,356	45,766
	1,962,850	1,955,300
LOSS BEFORE OTHER
INCOME (EXPENSES)	(1,757,126)	(1,730,075)
OTHER INCOME (EXPENSES)
Interest income	9,621	9,095
Interest on long-term debt	(7,253)	(7,514)
Accreted interest on repayable contibution agreement (Note 10)	-	(3,839)
Gain (Loss) on foreign exchange	8,518	(9,242)
	10,886	(11,500)
NET LOSS AND COMPREHENSIVE
LOSS FOR THE YEAR	(1,746,240)	(1,741,575)
DEFICIT, BEGINNING OF YEAR	(59,889,963)	(25,630,398)
DEFICIT, END OF YEAR	$(61,636,203)	$(27,371,973)

BASIC AND DILUTED
LOSS PER SHARE	$(0.10)	$(0.31)

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING	17,756,951	5,560,477
WEIGHTED AVERAGE NUMBER OF
FULLY DILUTED SHARES OUTSTANDING	18,132,559	5,560,477

See accompanying Notes to the Audited Consolidated Financial Statements

NEOVASC INC. (Formerly Medical Ventures Corp.)
Interim Consolidated Statements of Cash Flows
For the three months ended March 31

	2009	2008
	(Unaudited)	(Unaudited)
OPERATING ACTIVITIES
Net loss for the period	(1,746,240)	(1,741,575)
Items not affecting cash
Amortization	32,356	45,766
Accreted Interest on repayable contribution agreement (Note 10)	-	3,839
Stock-based compensation	86,052	13,283
	(1,627,832)	(1,678,687)
Change in non-cash operating assets and liabilities
Accounts receivable	134,506	190,081
Inventory	(148,612)	(169,160)
Prepaid expenses and other assets	(6,279)	(129,145)
Retirement assets	-	-
Accounts payable and accrued liabilities	133,735	(12,900)
Retirement liabilities	-	-
	(1,514,482)	(1,799,811)
INVESTING ACTIVITY
Purchase of property and equipment	(7,971)	(7,182)
	(7,971)	(7,182)
FINANCING ACTIVITIES
Repayment of long-term debt	(5,031)	(4,770)
Repayment of repayable contribution agreement	-	(1,728)
Proceeds from exercise of stock options	1,555	-
	(3,476)	(6,498)
(DECREASE)/INCREASE IN CASH	(1,525,929)	(1,813,491)
CASH AND CASH EQUIVALENTS,
BEGINNING OF YEAR	2,498,439	3,242,404
END OF YEAR	$972,510	$1,428,913

REPRESENTED BY:
(Bank overdraft)/cash	(33,120)	(72,753)
Cashable guaranteed investment certificates	1,005,630	1,501,666
	$972,510	$1,428,913
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	7,253	$7,514

See accompanying Notes to the Audited Consolidated Financial Statements

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2009 and 2008

1.	INCORPORATION AND NATURE OF BUSINESS

The Company was incorporated as Medical Ventures Corp. under the Company Act (British Columbia) on November 2, 2000 and was continued under the Canada Business Corporations Act on April 19, 2002. On July 1, 2008, the Company changed its name to Neovasc Inc. (“Neovasc” or the “Company”). Neovasc develops, manufactures and distributes medical devices.

The Company’s commercialized products include products using a pericardial tissue processing technology to produce a number of patch products used in cardiac reconstruction and repair, as well as a catheter- based technology called the Metricath System.

2.	CONTINUING OPERATIONS

These interim unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with the Company’s financial statements for the year ended December 31, 2008. These interim unaudited consolidated financial statements should be read together with the audited consolidated financial statements of the Company as at December 31, 2008 and the accompanying notes included in those financial statements. For a full description of accounting policies, refer to the Company’s Annual Report for the year ended December 31, 2008. As permitted by Canadian generally accepted accounting principles certain information and footnote disclosure normally included in annual consolidated financial statements has been condensed or omitted. In the opinion of management, all adjustments necessary to present fairly the financial condition, results of operations and cash flows at March 31, 2009 and for all periods presented, have been made. Interim results are not necessarily indicative of results that may occur for a full year.

These interim unaudited consolidated financial statements have been prepared on a going concern basis that contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has incurred net losses of $1,746,240 for the three months ended March 31, 2009 (2008: $1,741,575) and has a deficit of $61,636,203 as at March 31, 2009 compared to a deficit of $59,889,963 as at December 31, 2008. The Company’s ability to continue as a going concern is dependent on the profitable commercialization of its products and/or obtaining additional debt or equity financing to fund ongoing operations until profitability is achieved.

If the going concern basis was not appropriate for these interim unaudited consolidated financial statements, significant adjustments would be necessary to the carrying values of the Company’s assets and liabilities, reported expenses and balance sheet classifications.

3.	CHANGES IN ACCOUNTING POLICIES

During the first quarter ended March 31, 2009, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064, Goodwill and intangible assets,

CICA 3064 – Goodwill and Intangible Assets

CICA 3064 replaces CICA 3062 and establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets are equivalent to the corresponding provisions of IAS 38, Intangible Assets. The Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.

The adoption of Handbook Section 3062 did not have an impact on the Company’s consolidated financial condition, results of operations or cash flows during the current period and is not expected to have an effect in the future.

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2009 and 2008

3.	CHANGES IN ACCOUNTING POLICIES (Continued)

Conversion to IFRS

In February 2008, the Canadian Accounting Standards Board confirmed that the use of International Financial Reporting Standards (“IFRS”) would be required for Canadian publicly accountable enterprises for fiscal years beginning on or after January 1, 2011. In preparation for the conversion to IFRS, the Company has developed an IFRS changeover plan. We are currently reviewing the differences between current Canadian GAAP and IFRS and assess the impacts on the other key elements of our conversion plan in this phase. These key elements include: accounting policy changes, information technology changes, education and training requirements, internal control over financial reporting, and impacts on business activities. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

4.	MANAGING CAPITAL

The Company’s objectives, when managing capital, are to safeguard cash as well as maintain financial liquidity and flexibility in order to preserve its ability to meet financial obligations and deploy capital to grow its business.

In the definition of capital, the Company includes, as disclosed on its balance sheet: deficit, share capital, cash and cash equivalents and long-term debt. There has been no change in the definition since the prior period.

The Company’s financial strategy is designed to maintain a flexible capital structure consistent with the objectives stated above and to respond to business growth opportunities and changes in economic conditions. In order to maintain or adjust its capital structure, the Company may issue new shares, issue new debt (secured, unsecured, convertible and/or other types of available debt instruments), acquire or dispose of assets, or adjust the amount of cash or short-term investment balances.

As at March 31, 2009, the Company was in compliance with externally imposed capital requirements.

5.	FINANCIAL INSTRUMENTS

Financial Instruments

The Company classifies its cash and cash equivalents and bank overdraft as held-for-trading and carries them at fair-value. Accounts receivable are classified as loans and receivables. Accounts payable and accrued liabilities, long-term debt and repayable contribution agreement are classified as other financial liabilities. The Company had neither available-for-sale, nor held-to-maturity instruments as at March 31, 2009 and at December 31, 2008. Loans and receivables and other financial liabilities have been recorded at amortized cost using the effective interest rate method.

Cash equivalents

The Company holds cashable guaranteed investment certificates (“GIC”) returning a fixed rate of interest of 3.00%. The GIC has an initial term of one year and matures on July 1, 2009 and is renewed annually.

Foreign exchange risk

The majority of the Company’s revenues are derived from product sales in the United States, primarily denominated in United States currency. Management has considered the stability of the foreign currency and the impact a change in the exchange rate may have on future earnings during the forecasting process.

Interest rate risk

The Company makes fixed repayments on its long term debt as described in Note 12. Included in the repayments is an interest payment with an interest rate floating at prime rate. Management has considered

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2009 and 2008

the risks to cash flows from this variable interest portion and considers it unlikely that the interest rates will increase sufficiently to exceed the fixed monthly payment due on the loan.

Liquidity risk

The Company has incurred operating losses since inception, as described in Note 2. The Company’s ability to continue as a going concern is dependent on the profitable commercialization of its products or obtaining additional debt or equity financing to fund ongoing operations until profitability is achieved. The Company reviews its cash flows on a quarterly basis and forecasts expected break even points and the timing of additional cash flows.

The maturity of the Company’s long term debt is described in Note 9. The Company has minimal risk associated with the maturity of its long term debts.

As at March 31, 2009 the Company had working capital of $483,896 as compared to working capital of $2,123,519 at December 31, 2008.

6.	INVENTORY

	March 31	December 31
	2009	2008
	(Unaudited)
Materials	$83,209	$48,053
Work in progress	98,491	25,525
Finished goods	308,476	267,986
	$490,176	$341,564

7.	EMPLOYEE RIGHTS UPON RETIREMENT

Pursuant to Israeli severance pay law, the Israeli employees are entitled to severance pay upon termination of their employment. The Company's liability for employee rights upon retirement is calculated, based on the most recent salary of each employee multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment, or a portion thereof. The Company makes monthly deposits to insurance policies and severance pay funds. As of March 31, 2009, the retirement liability is $8,964 (2008: $Nil).

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn upon the fulfillment of the obligation pursuant to Israeli severance pay laws or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies, and includes immaterial profits. As of March 31, 2009, the retirement asset is $8,320 (2008: $Nil).

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2009 and 2008

8.	PROPERTY AND EQUIPMENT

	March 31,
		2009
		Accumulated	Net Book
	Cost	Depreciation	Value

Land	$207,347	-	$207,347
Building	1,056,705	170,300	886,405
Production equipment	498,030	386,608	111,422
Field assets	131,794	131,794	-
Computer hardware	188,135	121,372	66,763
Computer software	181,511	181,076	435
Office equipment, furniture and fixtures	217,937	115,050	102,887
	$2,481,459	$1,106,200	$1,375,259

	December 31,
		2008
		Accumulated	Net Book
	Cost	Depreciation	Value

Land	$207,347	-	$207,347
Building	1,056,705	160,131	896,574
Production equipment	498,030	377,608	120,422
Field assets	131,794	131,794	-
Computer hardware	181,914	114,664	67,250
Computer software	181,511	180,930	581
Office equipment, furniture and fixtures	217,937	110,467	107,470
	$2,475,238	$1,075,594	$1,399,644

9.	LONG-TERM DEBT

	March 31	December 31,
	2009	2008
	(Unaudited)
Bank instalment loan	$434,216	$439,247
Less current portion	(20,979)	(20,635)
	$413,237	$418,612

Repayments will consist of 180 regular blended payments of $4,095 each month, including interest and principal, commencing on September 1, 2007 and ending on August 1, 2022. The loan is collateralized by a first charge over the Company’s land and buildings, a liquid security agreement of $50,000 to be held in cash equivalent investments and a general security agreement over all personal property of the business now owned and all personal property acquired in the future. The loan bears interest at prime.

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2009 and 2008

9.	LONG-TERM DEBT (Continued)

Principal maturities in the next five years and thereafter are approximately as follows:

2009	$20,979
2010	22,413
2011	23,945
2012	25,582
2013	27,331
Thereafter	313,966
$434,216

10.	REPAYABLE CONTRIBUTION AGREEMENT

In 2003, the Company entered into an Industrial Research Assistance Program (“IRAP”) Repayable Contribution Agreement with the National Research Council of Canada (“NRC”) and received funding of $409,363. The Company agreed to repay this funding through future royalties on the gross revenues of its Metricath products at a rate of 2.1%. If the Company does not generate $409,363 in royalties before July 1, 2015, the unpaid balance of the funding contribution will be forgiven. In 2005, Management determined that it was likely that royalties in excess of $409,363 would be generated over the period to July 1, 2015 from the sales of the Company’s Metricath products and as such had recorded a liability to reflect this obligation.

The fair value at inception was estimated as the present value of all future expected cash receipts discounted using the prevailing market rates of interest for a similar instrument and with a similar credit rating. Subsequent measurement of the repayable contribution agreement was at amortized net cost.

During the last quarter of 2008 Neovasc severed its direct sales force employees who sold the Company’s Metricath products. The Metricath products do not currently have an established sales channel and Neovasc cannot predict whether or not it will be able to establish a suitable channel in the future and generate revenue from these products in 2009. As a result, the Company released the $320,445 liability for the repayable contribution agreement, and wrote down the liability of repayable contribution agreement to Nil.

The company recorded accreted interest expenses of $nil and $3,839 for the three months ended March 31, 2009 and 2008, respectively.

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2009 and 2008

11.	SHARE CAPITAL

All share data and per share amounts have been adjusted to retroactively restate the impact of the reverse stock split on a 20 for 1 basis that took place on July 1, 2008.

(a)	Authorized

Unlimited number of common shares without par value Unlimited number of preferred shares without par value

		Common Shares		Contributed
(b)	Issued and outstanding	Number	Amount	Surplus

	Balance, December 31, 2007	5,560,477	$28,835,081	$976,637
	Issued for repurchasing warrants (i)	175,657	38,648	(38,648)
	Issued on acquistion of B-Balloon (ii)	5,273,800	11,602,360	1,101,923
	Issued on acquistion of Neovasc Medical (ii)	4,610,091	10,142,200	1,767,071
	Issued for cash pursuant to a private placement (iii)	2,081,251	8,325,004
	Share issue costs (iii)		(93,916)
	Stock-based compensation			387,360
	Expiry of agent's warrants		(242,461)	242,461
	Issued for cash on exercise of options	750	150
	Balance, December 31, 2008	17,702,026	$58,607,066	$4,436,804
	Issued for cash on exercise of options	158,529	1,555
	Stock-based compensation			86,052
	Balance, March 31, 2009 (Unaudited)	17,860,555	$58,608,621	$4,522,856

(i)

In connection with, and contingent upon the completion of the acquisition of Neovasc Medical and B-Balloon, the Company made an offer to all of the holders of warrants outstanding as at April 30, 2008 to repurchase those warrants in exchange for a lesser number of common shares in the Company. The offer to repurchase was made based on the value of the warrants ($38,648) calculated immediately prior to the exchange using a Black Scholes valuation method. 976,868 warrants were repurchased in exchange for common shares at a ratio of one common share for 5.75 warrants and 27,356 were repurchased at one common share for 4.75 warrants. An aggregate of 175,657 common shares were issued for the repurchase of the warrants. The warrant and option offer was completed immediately prior to the acquisitions on July 1, 2008.

(ii)	Pursuant to the acquisition agreement, the Company issued 5,273,800 and 4,610,091 common shares to the securityholders of B-Balloon and Neovasc Medical respectively.

(iii)

As a condition of the acquisitions the Company was required to complete a concurrent non- brokered private placement of units to raise minimum gross proceeds of $6,000,000. The actual proceeds raised on July 1, 2008 were $8,325,004. The units were issued at a price of $4.00 per unit and consist of one common share of the Company and 0.62 of a warrant. Each whole warrant is exercisable to purchase one additional common share of the Company at a price of $5.00 for a period of 18 months from July 1, 2008. Share issue costs related to the concurrent financing were $93,916.

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2009 and 2008

11.	SHARE CAPITAL (Continued)

	(c)	Stock-based compensation

The Company adopted a stock option plan under which the directors of the Company may grant options to purchase common shares to directors, officers, employees and service providers (the “optionees”) of the Company on terms that the directors of the Company may determine within the limitations set forth in the Stock Option Plan. Effective November 22, 2005, the board of directors of the Company approved an amendment to the Company's incentive Stock Option Plan to increase the number of options available for grant under the plan to 10% of the number of common shares of the Company outstanding from time to time.

Options under the Company’s Stock Option Plan granted to directors may vest immediately and options granted to employees and officers vest over a four year term. The directors of the Company have discretion within the limitations set forth in the Stock Option Plan to determine other vesting terms on options granted to directors, officers, employees and others. The minimum exercise price of a stock option cannot be less than the applicable market price of the common shares on the date of the grant and the options have a maximum exercise period of five years.

The following table summarizes stock option activity for the respective periods as follows:

		Weighted	Average
		Average	Remaining
	Number of	Exercise	Contractual
	Options	Price	Life (years)
Options outstanding, December 31, 2006	139,629	$9.00	1.98
Granted	96,438	3.40	4.04
Exercised	-	-
Forfeited	(18,750)	10.20	-
Options outstanding, December 31, 2007	217,316	$6.40	3.29
Granted before June 30, 2008	2,500	$2.00	4.73
Forfeited before June 30, 2008	(16,750)	$7.00
Options outstanding, June 30, 2008	203,066
Option amendment (i)	(96,950)	$-	-
Options assumed on acquisition of
B-Balloon Ltd. (ii)	584,200	$0.01	6.48
Neovasc Medical Ltd. (ii)	512,515	$0.01	8.41
Granted on October 31, 2008	1,157,077	$1.15	4.84
Forfeited	(181,977)	$0.63	-
Exercised	(750)
Options outstanding, December 31, 2008	2,177,181	$0.57	6.01
Granted on Feburary 2, 2009	487,500	$0.40	4.85
Forfeited	(95,750)	$1.15
Exercised	(158,525)
Options outstanding, March 31, 2009 (Unaudited)	2,410,406	$0.47	5.48
Options exercisable, March 31, 2009 (Unaudited)	1,286,132	$0.25	6.03

Weighted average grant date fair value of stock
options awarded during period	$0.27

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2009 and 2008

11.	SHARE CAPITAL (Continued)

	(c)	Stock-based compensation (Continued)

(i)

In connection with, and contingent upon the completion of the acquisition of B-Balloon and Neovasc Medical, the Company made an offer to all of the holders of options outstanding as at April 30, 2008 to amend those options for a lesser number of $0.20 options to acquire common shares of the Company. The offer to amend the options was structured so that the estimate fair value of the replacement options issued equaled that of the options they replaced, calculated on the date of the exchange using a Black Scholes valuation method. All holders of options accepted the offer and as a result all the outstanding market priced options were amended into 106,116 $0.20 options on July 1, 2008. All of these amended options vested immediately on the date of the acquisition.

(ii)

As part of the consideration paid to acquire B-Balloon and Neovasc Medical 1,096,715 options were assumed by Neovasc and replaced by an equal number of options of the Company. Of these, 81,039 unvested options issued to the option holders of B-Balloon and 105,231 unvested options issued to the option holders of Neovasc Medical are held by active employees or consultants and have been excluded from the purchase price to be expensed as compensation cost over their remaining vesting period. In addition, 11,058 options included as part of the calculation of total consideration have been forfeited as the employees were terminated during the period and their vesting period ceased. The options issued by Neovasc as part of the consideration are excluded from the Company’s stock option plan, and they have an exercise price of less than $0.01 and a maximum exercise period of 10 years.

During the three months ended March 31, 2009, the Company recorded $86,052 (2008 – $13,283) as compensation expense for stock-based compensation awarded to employees. The Company used the Black-Scholes option-pricing model to estimate the value of the options at each grant date using the following weighted average assumptions:

	March 31,	March 31,
	2009	2008
Dividend yield	nil	nil
Annualized volatility	85%	82%
Risk-free interest rate	2.00%	4.00%
Expected life	5 years	5 years

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2009 and 2008

12.	RELATED PARTY TRANSACTIONS

Related party transactions are entered into in the normal course of operations and are recorded at amounts established and agreed on between the related parties.

	For the three months ended,
	March 31,
	2009	2008
Income
Contract Manufacturing	$-	$40,000
Expenses
Services of the Chairman	4,906	45,843
Legal Services
General expenses	-	5,153
Acquisition costs	-	24,236
Financing costs	-	-
Consulting Services	-	43,157

	As at
	March 31,	December 31,
Accounts Receivable	2009	2008
Contract Manufacturing	-	120,654
Accounts Payable
Service of the Chairman	-	2,730
Legal Services	-	338
Consulting Services	-	-

(i)	Contract Manufacturing

The Company performs contract manufacturing services for a related corporation. One of the directors of this corporation is a significant shareholder in the Company. On July 1, 2008 the shareholder ceased to be a significant shareholder of the Company.

(ii)	Services of the Chairman

The services of the Chairman are provided to the Company by a corporation controlled by the Chairman. The Company and the corporation have a director in common. These fees are included in general and administration expenses. The Chairman resigned as CEO on July 1, 2008, but remains Chairman of the board of Directors.

(iii)	Legal Services

Legal and corporate secretarial services were provided by a legal firm. A partner of that firm is a director of the Company. The director resigned as a director of the Company on July 1, 2008.

(iv)	Consulting Services

Sales and marketing consulting services are provided by a director of the Company. The director resigned as a director of the Company on July 1, 2008.

The carrying amounts of the accounts receivable and accounts payable approximate fair values due to their short term nature.

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2009 and 2008

13.	SEGMENT INFORMATION

The Company’s operations are in one business segment; the development, manufacture and marketing of medical devices. Each of the Company’s product lines has similar characteristics, customers, distribution and marketing strategies, and are subject to similar regulatory requirements.

Substantially all of the Company’s long-lived assets are located in Canada. The Company carries on business in Canada and to a lesser extent in Israel. It earns revenue from sales to customers in the following geographic locations:

	For the three months ended
	March 31,
	2009	2008
SALES
Canada	$23,211	$67,437
United States	187,384	275,331
Other	144,889	90,717
	$355,484	$433,485

53% and 64% of the Company’s revenues for the three months ended March 31, 2009 and 2008, respectively, were derived from customers located in the United States. Sales to the Company’s largest customer in each period accounted for approximately 34% of the Company’s sales for the three months ended March 31, 2009 and 2008, respectively.

14.	CONTINGENCIES

On November 14, 2008, the Company received a claim from an ex-employee claiming wrongful dismissal on October 22, 2008. The employee was made redundant as part of the rationalization process undertaken by the Company. The maximum amount of the claim is $25,000.

15.	SUBSEQUENT EVENTS

On April 23, 2009, the Company completed a non-brokered private placement of 9,523,810 units at the price of $0.21 per unit for aggregate gross proceeds of $2.0 million. Each unit consists of one common share of Neovasc stock and one-half of one common share purchase warrant of Neovasc stock. Each whole warrant will entitle the holder thereof to purchase one common share of Neovasc stock at the exercise price of $0.30 per share for a period of one year after the closing date of the offering.